

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 5, 2017

Brian X. Tierney
Executive Vice President and Chief Financial Officer
American Electric Power Company, Inc.
1 Riverside Plaza
Columbus, Ohio 43215

>   **Re: American Electric Power Company, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2016**
>   **Filed February 28, 2017**
>   **File No. 1-3525**

Dear Mr. Tierney:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products